POINTS INTERNATIONAL LTD.
ANNUAL MEETING OF SHAREHOLDERS
MAY 4, 2017

Report on Voting Results

Following the Annual Meeting of Shareholders of Points International Ltd. (the “Corporation”) held on May 4, 2017 (the “Meeting”) the following voting results were obtained at the Meeting:

Items Voted Upon		Voting Result
1.	Election of Directors.		Number of Shares For	Number of Shares Withheld
		David Adams	5,965,978	983,947
		Christopher Barnard	5,061,065	1,888,860
		Michael Beckerman	5,968,428	981,497
		Bernay Box	6,612,386	337,539
		Douglas Carty	5,984,284	965,641
		Bruce Croxon	5,061,221	1,888,704
		Charles Gillman	6,590,952	358,973
		Robert MacLean	5,968,228	981,697
		John Thompson	5,966,178	983,747
2.	Appointment of KPMG LLP as Auditors of the Corporation.	Number of Shares For	Number of Shares Withheld
		9,986,542	228,244

All resolutions put to the annual meeting of shareholders held on May 4, 2017 were passed. As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

(s) Charles Whitburn
Vice President & General Counsel
Points International Ltd.